UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

AMERCO

(Name of Issuer)

Common Stock, $0.25 par value per share

(Title of Class of Securities)

023586100

(CUSIP Number)

Laurence J. DeRespino

2727 North Central Avenue

Phoenix, Arizona 85004

(602) 263-6645

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 1, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d‑1(f) or 13d‑1(g), check the following box.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d‑7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other revisions of the Act (however, see the Notes).

A group consisting of Edward J. Shoen, Mark V. Shoen, James P. Shoen, Rosemarie T. Donovan, as Trustee, and Southwest Fiduciary, Inc., as Trustee, each individually and/or on behalf of various entities as applicable, filed a Schedule 13D with the Securities and Exchange Commission (the “Commission”) on July 13, 2006 (the “Original Schedule 13D”), in reference to a Stockholder Agreement among such parties dated June 30, 2006 (the “Stockholder Agreement”).  The Original Schedule 13D was amended by Amendment No. 1, as filed with the Commission on March 9, 2007; amended by Amendment No. 2, as filed with the Commission on June 26, 2009; and amended by Amendment No. 3, as filed with the Commission on May 1, 2013; and amended by Amendment No. 4, as filed with the Commission on December 17, 2015.  This Amendment No. 5, pursuant to Rule 13d-2 under the Act, amends and supplements the cover pages and other information in the Original Schedule 13D, as amended.  Capitalized terms used in this Amendment No. 5 and not otherwise defined shall have the meaning ascribed to such terms in the Original Schedule 13D, as amended.

CUSIP No. 023586100	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Edward J. Shoen I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)[X] (See Instructions)(b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER0 shares
	8	SHARED VOTING POWER10,898,116 shares (1)
	9	SOLE DISPOSITIVE POWER24,906 shares
	10	SHARED DISPOSITIVE POWER8,307,584 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,898,116 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)55.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN, PN, OO, CO

(1)  This figure represents all of the shares under the Stockholder Agreement.

CUSIP No. 023586100	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Mark V. Shoen I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)[X] (See Instructions)(b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER0 shares
	8	SHARED VOTING POWER10,898,116 shares (1)
	9	SOLE DISPOSITIVE POWER27,008 shares
	10	SHARED DISPOSITIVE POWER8,307,584 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,898,116 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)55.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN, PN, OO, CO

(1)This figure represents all of the shares under the Stockholder Agreement.

CUSIP No. 023586100	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Blackwater Investments, Inc. I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY): 20-0903865
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)[X] (See Instructions)(b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER0 shares
	8	SHARED VOTING POWER10,898,116 shares (1)
	9	SOLE DISPOSITIVE POWER714,700 shares
	10	SHARED DISPOSITIVE POWER0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,898,116 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)55.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO

  This figure represents all of the shares under the Stockholder Agreement.

CUSIP No. 023586100	13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS SAC Holding Corporation I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY): 86-0814248
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)[X] (See Instructions)(b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER0 shares
	8	SHARED VOTING POWER10,898,116 shares (1)
	9	SOLE DISPOSITIVE POWER30,000 shares
	10	SHARED DISPOSITIVE POWER0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,898,116 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)55.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)  This figure represents all of the shares under the Stockholder Agreement.

CUSIP No. 023586100	13D	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Willow Grove Holdings LP I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY) 37-1798011
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)[X] (See Instructions)(b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER0 shares
	8	SHARED VOTING POWER10,898,116 shares (1)
	9	SOLE DISPOSITIVE POWER8,307,584 shares
	10	SHARED DISPOSITIVE POWER0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,898,116 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)55.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1) This figure represents all of the shares under the Stockholder Agreement.

CUSIP No. 023586100	13D	Page 7 of 10 Pages

1	NAMES OF REPORTING PERSONS Foster Road LLC I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY): 47-2662395
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)[X] (See Instructions)(b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER0 shares
	8	SHARED VOTING POWER10,898,116 shares (1)
	9	SOLE DISPOSITIVE POWER8,307,584 shares
	10	SHARED DISPOSITIVE POWER0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,898,116 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)55.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO, PN, CO

(1)This figure represents all of the shares under the Stockholder Agreement.

CUSIP No. 023586100	13D	Page 8 of 10 Pages

1	NAMES OF REPORTING PERSONS James P. Shoen I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)[X] (See Instructions)(b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER0 shares
	8	SHARED VOTING POWER10,898,116 shares (1)
	9	SOLE DISPOSITIVE POWER1,866,942 shares
	10	SHARED DISPOSITIVE POWER0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,898,116 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)55.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN, PN

(1)This figure represents all of the shares under the Stockholder Agreement.

CUSIP No. 023586100	13D	Page 9 of 10 Pages

1	NAMES OF REPORTING PERSONS Rosemarie T. Donovan I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)[X] (See Instructions)(b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER0 shares
	8	SHARED VOTING POWER10,898,116 shares (1)
	9	SOLE DISPOSITIVE POWER334,250 shares
	10	SHARED DISPOSITIVE POWER0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,898,116 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)55.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)This figure represents all of the shares under the Stockholder Agreement.

CUSIP No. 023586100	13D	Page 10 of 10 Pages

1	NAMES OF REPORTING PERSONS David L. Holmes I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)[X] (See Instructions)(b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER0 shares
	8	SHARED VOTING POWER10,898,116 shares (1)
	9	SOLE DISPOSITIVE POWER337,426 shares
	10	SHARED DISPOSITIVE POWER0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,898,116 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)55.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)This figure represents all of the shares under the Stockholder Agreement.

Item 1.Security and Issuer.

This Amendment No. 5 to Schedule 13D (the “Statement”) relates to the Common Stock, par value $0.25 per share (the “Common Stock”) of AMERCO, a Nevada corporation (the “Company”), whose principal executive offices are located at 5555 Kietzke Lane, Suite 100, Reno, Nevada, 89511.

Item 2.Identity and Background.

The name, address, background information and citizenship status of and for each person filing this Statement (collectively, the “Reporting Persons”) is as follows:

Edward J. Shoen has served as a Director and Chairman of the Board of the Company since 1986, as President since 1987 and as a Director of U-Haul International, Inc. (“U-Haul”) since 1990.  Edward Shoen has been associated with the Company since 1971, and his principal place of business is located at 2727 North Central Avenue, Phoenix, Arizona 85004.  Edward Shoen is a United States citizen.

Mark V. Shoen served as a Director of the Company from 1990 until 1997.  He served as a Director of U-Haul from 1990 until 1997 and has served as President of the Company’s Phoenix Operations and Vice President of U-Haul Business Consultants, a subsidiary of the Company.  Mark Shoen retired from the Company in June 2012.  Mark Shoen is a United States citizen.

Blackwater Investments, Inc. is a Nevada corporation.  Mark V. Shoen is the President of Blackwater Investments, Inc. and Blackwater Investments, Inc. has an address of 1250 East Missouri Avenue, Phoenix, AZ  85014.

SAC Holding Corporation is a Nevada corporation.  Mark V. Shoen is the President of SAC Holding Corporation and SAC Holding Corporation has an address of 1250 East Missouri Avenue, Phoenix, AZ  85014.

Willow Grove Holdings LP is a Delaware limited partnership.  The general partner of Willow Grove Holdings LP is Foster Road LLC, a Delaware limited liability company.    Willow Grove Holdings LP has an address of 1250 East Missouri Avenue, Phoenix, AZ  85014.

Foster Road LLC is a Delaware limited liability company.  Foster Road is managed by Edward J. Shoen and Mark V. Shoen.  Foster Road LLC has an address of 1250 East Missouri Avenue, Phoenix, AZ  85014.

James P. Shoen served as a Director of the Company from 1986 until March 2015 and was a Vice President of the Company from 1989 to 2000.  He served from 1990 to 2000 as Executive Vice President of U-Haul.  He is currently Vice President of U-Haul Business Consultants, a subsidiary of the Company and has an address of 5555 Kietzke Lane, Suite 100, Reno, Nevada 89511.  James Shoen is a United States citizen.

Rosemarie T. Donovan serves as Trustee for various separate Shoen Irrevocable Trusts, each dated as of July 12, 2013.  Her address is 6015 South Virginia Street, E#473, Reno, Nevada 89502.  Ms. Donovan is a United States citizen.

David L. Holmes serves as Trustee of the James P. Shoen Irrevocable “C” Trust, dated December 20, 1982.  David Holmes has an address of 4040 S Westpoint Rd., Reno, Nevada 89509.  Mr. Holmes is a United States citizen.

During the past five years, to the best of the knowledge of the Reporting Persons as of the date of this Statement, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.Source and Amount of Funds or Other Consideration.

This Statement is filed as Amendment No. 5 to the original Schedule 13D, which was filed with the Commission on July 13, 2006 and was amended by Amendment No. 1 on March 9, 2007, amended by Amendment No. 2 on June 26, 2009, amended by Amendment No. 3 on May 1, 2013, and amended by Amendment No. 4 on December 17, 2015.

Item 4.Purpose of Transaction.

On February 1, 2016, Edward J. Shoen, as trustee of the MVS 028 Trust, Mark V. Shoen, as trustee of the EJS 028 Trust,  and David L. Holmes as trustee of the Edward J. Shoen Irrevocable “C” Trust and the Mark V. Shoen Irrevocable “C” Trust, contributed a total of 7,562,884 shares of Common Stock to Willow Grove Holdings LP, and Mark V. Shoen also contributed Blackwater Investments, Inc., a Nevada corporation, which owns directly and indirectly through its subsidiary SAC Holding Corporation, an aggregate of 744,700 shares of Common Stock and other assets, to Willow Grove Holdings LP, each in return for limited partner interests in Willow Grove Holdings LP, aggregating 99.9% of the equity interests of such entity.  As a result, Willow Grove Holdings LP owns, directly and indirectly, 8,307,584 shares of Common Stock.   The foregoing conveyances into Willow Grove Holdings LP were done in connection with the consolidation of interests in the Company and other business interests, and the estate planning of Mr. Edward J. Shoen and Mr. Mark V. Shoen.   Such conveyances do not cause a change in management or control of the Company.

Willow Grove Holdings LP is a Delaware limited partnership.  The general partner of Willow Grove Holdings LP is Foster Road LLC, a Delaware limited liability company.  Foster Road LLC owns a 0.1% general partner interest in Willow Grove Holdings LP and controls all voting and disposition decisions with respect to the Common Stock owned directly or indirectly by Willow Grove Holdings LP.  Foster Road LLC is managed by Edward J. Shoen and Mark V. Shoen.

This report shall not be deemed an admission by any person or entity identified herein that he or it is the beneficial owner of Common Stock except as provided herein; and each person and entity identified herein disclaims beneficial ownership of such Common Stock except to the extent of his or its pecuniary interest therein.

Item 5.Interest in Securities of Issuer.

Willow Grove Holdings LP directly owns 7,562,884 shares of Common Stock and controls, by virtue of its ownership of Blackwater Investments, Inc., and Blackwater Investments, Inc.’s ownership of SAC Holding Corporation, an aggregate of  8,307,584 shares of Common Stock.  The general partner of Willow Grove Holdings LP is Foster Road LLC, which is managed by Edward J. Shoen and Mark V. Shoen.   See Item 4.

Edward J. Shoen owns directly or indirectly 24,906 shares of Common Stock.

Mark V. Shoen owns directly or indirectly 27,008 shares of Common Stock.

Blackwater Investments, Inc. directly owns 714,700 shares of Common Stock.  This figure is included in the 8,307,584 shares of Common Stock controlled by Willow Grove Holdings LP referenced above.

SAC Holding Corporation directly owns 30,000 shares of Common Stock.  This figure is included in the 8,307,584 shares of Common Stock controlled by Willow Grove Holdings LP referenced above.

James P. Shoen owns directly or indirectly 1,866,942 shares of Common Stock.

Rosemarie T. Donovan, as Trustee, owns 334,250 shares of Common Stock,

David L. Holmes, as Trustee, owns 337,426 shares of Common Stock.

There have been no transactions by Reporting Persons in the Company’s Common Stock during the past sixty (60) days.

Item 6.Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Foster Road LLC, the general partner of Willow Grove Holdings LP, controls all voting and disposition decisions with respect to the Common Stock owned directly or indirectly by Willow Grove Holdings LP.  Foster Road LLC is owned by Edward J. Shoen and Mark V. Shoen.  Foster Road LLC holds a 0.1% general partner interest in Willow Grove Holdings LP.

The Stockholder Agreement remains in existence.  However, James P. Shoen, Rosemarie T. Donovan and David L. Holmes have provided notice of withdrawal of their Common Stock from the Stockholder Agreement effective as of June 30, 2016.

Item 7.Material to be Filed as Exhibits.

The following document is included as an exhibit to this Statement:

99.1Joint Filing Agreement dated February 1, 2016.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: February 1, 2016	/s/ Edward J. Shoen
Edward J. Shoen
Dated: February 1, 2016	/s/ Mark V. Shoen
Mark V. Shoen

Dated: February 1, 2016	Blackwater Investments, Inc.
/s/ Mark V. Shoen
Mark V. Shoen, President

Dated: February 1, 2016	Willow Grove Holdings LP By: Foster Road LLC, its General Partner
/s/ Edward J. Shoen
Edward J. Shoen, Manager

Dated: February 1, 2016	Foster Road LLC
/s/ Edward J. Shoen
Edward J. Shoen, Manager

Dated: February 1, 2016	/s/ James P. Shoen
James P. Shoen, individually and as General Partner of JPS Partners LTD
Dated: February 1, 2016	/s/ Rosemarie T. Donovan
Rosemarie T. Donovan, as trustee of the several Shoen Irrevocable Trusts
Dated: February 1, 2016	/s/ David L. Holmes
David L. Holmes, as trustee of the James P. Shoen Irrevocable “C” Trust